SD 3/6/03

VF 3-4-03**

03002261

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C. 153

SEC FILE NUMBER
8- 32743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vestor Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Riverside Plaza, Suite 1434
(No. and Street)

Chicago, (City) | Illinois (State) | 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian C. Baker — (312) 641-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State St., (Address) | Chicago, (City) | Illinois (State) | 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 200[3]
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 3 2003

OATH OR AFFIRMATION

I, Brian C. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestor Capital Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 24th day of February, 2003.

"OFFICIAL SEAL" MARTIN BUEHLER NOTARY PUBLIC STATE OF ILLINOIS COMMISSION EXPIRES 09/13/03

Signature: Brian C. Baker, President

Signature

President

Title

Martin Buehler

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VESTOR CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Vestor Capital Corporation
Chicago, Illinois 60606

I have audited the accompanying statement of financial condition of Vestor Capital Corporation as of December 31, 2002, This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Vestor Capital Corporation as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Chicago, Illinois
February 13, 2003

VESTOR CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

Cash in bank		$ 254,471
Accounts receivable		472,380
Property and equipment at cost, net of accumulated depreciation of $144,356		101,076
Deposits with broker		26,744
Other assets		97,210
Total assets		$ 951,881

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 211,913
Stockholders' Equity		
Common stock, voting no par value; authorized 110,000 shares; issued and outstanding 100,000 shares	$ 1	
Paid-in capital	410,358	
Retained earnings	329,609	
Total stockholders' equity		739,968
Total liabilities and stockholders' equity		$ 951,881

The accompanying notes to the financial statements are an integral part of this statement.

VESTOR CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Summary of Significant Accounting Policies

Vestor Capital Corporation is a registered securities broker/dealer and investment advisor. Customer accounts are carried with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, on a fully disclosed basis pursuant to an agreement with Vestor Capital Corporation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commission income is earned and recorded on the settlement date of the transaction.

Property and equipment are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

For purposes of the statement of cash flows, the Company considers all cash on hand, amounts due from banks and short-term investments to be cash equivalents.

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's shareholders. Therefore, no provision for or benefits from income taxes have been included in these financial statements.

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under the rule. The Company is required to maintain "net capital" equal to the greater of $50,000 or 6 2/3% of the "aggregate indebtedness", as these terms are defined. Net capital changes from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of $65,302 and $50,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

Quasi-Reorganization

During the year ended December 31, 1997, the company's Board of Directors and sole shareholder adopted a resolution to eliminate the retained earnings deficit by transfer of paid in capital in the amount of $361,393 representing the deficit in retained earnings as of January 1, 1997.

Quasi-Reorganization (Continued)

The effect of this reorganization is reflected in the following table:

	Retained Earnings (Deficit)	Paid In Capital
Balance, January 1, 1997	$ (361,393)	$ 562,999
1997 Quasi Reorganization to apply paid in capital against deficit	361,393	(361,393)
Sub-Total	-0-	201,606
Net income for the year ended December 31, 1997	201,309	-0-
Balance, December 31, 1997	$ 201,309	$ 201,606

401 (k) Savings Plan

The Company maintains a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer up to 15% of their salary, subject to the Internal Revenue Service limits. The Company has elected to make a discretionary contribution for the year ended December 31, 2002 in the amount of $20,894.

Commitments

The Company occupies its offices under leases which expire through September 30, 2009. Future rental commitments under the terms of the leases are as follows:

	Minimum Rent		
Year Ended December 31,	Chicago	Lake Forest	Total
2003	$ 111,850	$ 23,850	$ 135,700
2004	114,643	-0-	114,643
2005	117,514	-0-	117,514
2006	120,463	-0-	120,463
2007	123,491	-0-	123,491
Sub-total	587,961	23,850	611,811
Thereafter from 2008-2009	221,485	-0-	221,485
Total	$ 809,446	$ 23,850	$ 833,296

The Company has the right to terminate the lease on the Chicago, Illinois office at the end of fifth (5th) or seventh (7th) year, upon conveying proper notice to the landlord.

The Company has two options to renew the Lake Forest, Illinois lease, each for an additional one year period, provided that the Company is not in default to the terms and conditions of the lease. Additionally, the Company may terminate the lease upon six months notice.

The Company may be obligated for additional amounts based upon increases in operating costs and real estate taxes over the term of these leases.